SCHEDULE 13D

Amendment No. 8
Fidelity Private Credit Fund
Common Shares of Beneficial Ownership
Cusip # None

Date of Event Which Requires Filing of This Statement;
November 29, 2023

Cusip # None
Item 1:	Reporting Person - FMR LLC
Item 2: (a)  [ ]
        (b)  [ ]
Item 4:	WC
Item 6:	Delaware
Item 7:	1,633,228.976
Item 8:	None
Item 9:	1,633,228.976
Item 10: None
Item 11: 1,633,228.976
Item 13: 11.487%
Item 14: HC


Cusip # None
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	AF
Item 6:	United States of America
Item 7:	None
Item 8:	None
Item 9:	1,633,228.976
Item 10: None
Item 11: 1,633,228.976
Item 13: 11.487%
Item 14: IN

This statement constitutes Amendment No. 8 ("Amendment No. 8") to the
Schedule 13D originally filed with the Securities and Exchange Commission on March 23, 2023 (the "Original Schedule 13D"), which Original Schedule
13D was amended by Amendment No. 1 on April 26, 2023, and was amended by Amendment No. 2 on May 26, 2023, and was amended by Amendment No. 3 on July 13, 2023, and was amended by Amendment No. 4 on July 28, 2023, and was amended by Amendment No. 5 on August 28, 2023, and was amended by Amendment No. 6 on September 28, 2023, and was amended by Amendment No. 7 on October 27, 2023, and relates to the Common Shares of Beneficial Ownership, of Fidelity Private Credit Fund, a Delaware statutory trust (the "Issuer"), which has its principal executive offices at 245 Summer Street, Boston, MA, 02210 (the "Company").


Except as specifically amended by this Amendment No. 8, the
Schedule 13D is unchanged.

Item 2.	Identity and Background.

The information in Item 2(b)- (c) and (f) is hereby amended by replacing Schedule A thereof with the Schedule A attached hereto.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) The information contained on the cover page of this Schedule 13D is incorporated herein by reference. As of the date hereof, FMR Reporters directly own 1,633,228.976 issued and outstanding Common Shares of Beneficial Ownership representing 11.487% of the total amount of Common Shares of Beneficial Ownership and have the sole power to vote and dispose of such shares.*
(c) Schedule C is hereby incorporated by reference.
(d)To the best knowledge of the FMR Reporters, no person other than the FMR Reporters have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the FMR Reporters identified in this Item 5.
(e) Not applicable.

*Class I Common Shares were reported on previous 13D filings. FMR Reporters have since acquired 391.495 Class S Shares and 391.495 Class D Shares directly from the issuer for investment purposes and as seed capital in connection with the launch of the Class S and Class D Issuer Shares. The acquisitions of such Class S and Class D Shares were funded by operating capital.These share classes are not considered distinct classes for Section 13 of the Securities Exchange Act of 1934, as amended, purposes as the price and voting rights do not differentiate between the three classes. Therefore, this amendment now refers to the shares as Common Shares of Beneficial Ownership.

SCHEDULE A

The name and present principal occupation or employment of each executive officer and director of FMR LLC are set forth below. The business address of each person is 245 Summer Street, Boston, Massachusetts 02210, and the address of the corporation or organization in which such employment is conducted is the same as this business address. All of the persons listed below are U.S. citizens.

NAME				POSITION WITH			PRINCIPAL
				FMR LLC				OCCUPATION

Abigail P. Johnson 		CEO, Director, 			CEO, Director, & Chairman
				& Chairman of the 		of the Board, FMR LLC
				Board

Edward C. Johnson, IV		Director			Director, FMR LLC &
								President of Pembroke
								Real Estate

Gerard McGraw			Director			Director, FMR LLC &
								Executive Vice President

John J. Remondi			Director & Executive		Director, FMR LLC &
				Vice President			Executive Vice President

Michael E. Wilens		Director			Director, FMR LLC &
								President

Stephen C. Neff			Director			Director, FMR LLC

Jonathan Chiel			Executive Vice President	Executive Vice President
				& General Counsel		& General Counsel

Margaret Serravalli		Chief Financial Officer		Chief Financial Officer

Roger Stiles 			Executive Officer 		Executive Officer,
								FMR LLC, Head of Technology
								& Global Services

Joanna Rotenberg 		Executive Officer		Executive Officer,
								FMR LLC & Head of
								Personal Invseting

Ronald DePoalo			Executive Officer		Executive Officer,
								FMR LLC & Head of Fund
								& Brokerage Operations

Kevin Barry			Executive Officer		Executive Officer,
								FMR LLC & President

Bart Grenier			Executive Officer		Executive Officer,
								FMR LLC & Head of
								Asset Management

Vadim Zlotnikov			Executive Officer 		Executive Officer,
								FMR LLC & Head of
								Fidelity Institutional

Tom Jessop			Executive Officer		Execeutive Officer,
								FMR LLC & Head of Fidelity
								Brokerage

Mona Vernnon			Executive Officer		Executive Officer,
								FMR LLC & Head of Fidelity
								Labs

Bill Ackerman			Executive Officer		Executive Officer,
								FMR LLC & Head of Human
								Resources

SCHEDULE C

During the past 60 days, the following transactions occurred in the Common Shares of Beneficial Ownership for cash as set forth below.

(i)	FMR Reporters effected the following transactions:
		Number of Shares	Price Per
Date		Purchased/(Sold)	Share		Class

11/29/2023*	       391.495 		$25.54		D
11/29/2023*	       391.495		$25.54		S

*On November 1, 2023, the Reporting Person's subscription to purchase Common Shares of Beneficial Interest of the Issuer was accepted. On November 29, 2023,the number of shares being purchased by the Reporting Person was fixed when the purchase price per share was determined by the Issuer.

SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RULE 13d-1(k)(1) AGREEMENT

The undersigned persons, on November 29, 2023, agree and consent to the joint filing on their behalf of this Schedule 13D in connection with their beneficial ownership of the Common Shares of Beneficial Ownership of Fidelity Private Credit Fund at November 29, 2023.

FMR LLC

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries*

Abigail P. Johnson

By /s/ Stephanie J. Brown
Stephanie J. Brown
Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson**

* This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number:
0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number:
0000315066-23-000038.